UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*


                                BELL INDUSTRIES, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                                     Common Stock
          _________________________________________________________________
                            (Title of Class of Securities


                                      078107109
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                   January 5, 2000
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.


          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 3

          CUSIP NO. 078107109

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       468,900
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              468,900

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               468,900

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.880%

          14.  TYPE OF REPORTING PERSON*

               CO, IV
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 3

          The cover page for First Carolina Investors, Inc. is hereby amended to read as shown in this Amendment No. 3. Item 5 is hereby amended as shown in this Amendment No. 3. All other items remain unchanged, and are incorporated by reference.

          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended to read as follows:

          (a) The Reporting Person hereby reports beneficial ownership, in the manner hereinafter described, of 468,900 Shares of the
          Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)


          First Carolina Investors,            468,900           4.880%
          Inc.



             (1) The foregoing percentage assumes that the number of Shares of the Issuer outstanding is 9,608,315 Shares. In the Issuer's Form 10-Q for the third quarter, the Issuer reported that the number of Shares outstanding as of November 9, 1999 is 9,608,315 Shares.

          (b) The Reporting Person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following sales of the Shares were effected during the past sixty days:


                                                Price/Share
                                                (in Dollars
                                                Commissions
            Sale In The             Number of   not           Transaction Made
              Name Of     Date      Shares      included)          Through

          First Carolina  12/30/99    1,000     8 3/8        Fahnestock & Co.
          Investors       12/30/99    4,000     8 1/4        Fahnestock & Co.
                          12/30/99   23,400     7.7252       Robotti & Co.
                          1/3/00     28,500     7.5022       Robotti & Co.
                          1/4/00     14,100     7.0004       Robotti & Co.
                          1/5/00    105,900     6.064        Robotti & Co.
                          1/6/00     33,000     6.2837       Robotti & Co.
                          1/7/00     22,100     6.5147       Robotti & Co.
                          1/10/00    14,700     6.6373       Robotti & Co.
                          1/11/00    12,000     6.1042       Robotti & Co.
                          1/13/00    15,800     5.8775       Robotti & Co.
                          1/14/00    12,400     5.8871       Robotti & Co.




          (d)  Not applicable

          (e) On January 14, 2000, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of the Issuer.

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 18th day of January, 2000.


          First Carolina Investors, Inc.


          By: s/Brent D. Baird
             Brent D. Baird, Chairman